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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           ORION NETWORK SYSTEMS, INC.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    68628K104
                                    ---------
                                 (CUSIP Number)

                              Charles E. Gaba, Esq.
                      British Aerospace North America, Inc.
                          15000 Conference Center Drive
                            Chantilly, Virginia 20151
                                 (703) 227-1510
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 26, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 68628K104                                        Page 2 of       Pages
          ---------                                                  -----



1        Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

                  British Aerospace North America, Inc.


2        Check the Appropriate Box If a Member of a Group*
                                                a.  / /
                                                b.  / /

3        SEC Use Only

4        Source of Funds*           N/A

5        Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power

  Number of
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,107,203
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With
                           10       Shared Dispositive Power
                                            4,107,203

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,107,203

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                             / /

13       Percent of Class Represented By Amount in Row (11)


                         17.6%

14       Type of Reporting Person*

                                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                  SCHEDULE 13D

CUSIP No. 68628K104                                        Page 3 of       Pages
          ---------                                                  -----


1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  British Aerospace Plc

2        Check the Appropriate Box If a Member of a Group*
                                                a.  / /
                                                b.  / /

3        SEC Use Only

4        Source of Funds*

                                    N\A

5        Check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  England and Wales

                           7        Sole Voting Power

  Number of
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,107,203
    Each
  Reporting                9        Sole Dispositive Power
   Person
    With
                           10       Shared Dispositive Power
                                            4,107,203

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,107,203

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                               / /


13       Percent of Class Represented By Amount in Row (11)

                         17.6%

14       Type of Reporting Person*

                                     CO, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                  This Amendment No. 2 to the original statement of beneficial ownership on Schedule 13D filed by the parties hereto on February 10, 1997 has been prepared to report the sale of 2,736,775 shares of Issuer Common Stock by BANA. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Persons' original Schedule 13D filing.

Item 5.  Interest in Securities of the Issuer

             Items 5(a) and (c) are hereby amended to read as follows:

         (a) BANA owns 1,099,003 shares of Common Stock and 52,636 shares of Series C Stock that as of February 1, 1998 were convertible into 3,007,771 shares of Common Stock. BANA also owns the Debenture. The Debenture had an original principal amount of $50,000,000. As a result of conversions, as of March 9, 1998, the remaining principal amount of the Debenture was $6,000, convertible into approximately 429 shares of Common Stock of the Issuer. As of March 9, 1998 BANA owns or has an immediate right to acquire upon conversion a total of 4,107,203 shares of Common Stock or approximately 17.6% of the total number of shares of Common Stock issued and outstanding, as calculated in accordance with Rule 13d-3(d)(1). As of March 9, 1998 BANA would also be entitled to an additional 18,548 shares of Common Stock of the Issuer (in payment of accrued dividend payments), assuming full conversion on that date of BANA's Series C Stock, based a determination price of $17.50 per share of Issuer Common Stock. In addition, W. Anthony Rice, a director of the Issuer, has the options to acquire 20,000 shares of Common Stock. Mr. Rice is entitled to exercise the options for a price equal to 100% of the fair market value of Common Stock as of the date his options were granted.

             As a result of its ownership of all of the issued and outstanding shares of BANA, PLC may be deemed to be the indirect beneficial owner of all of the shares of Common Stock and Convertible Instruments owned directly by BANA. Mr. Rice has sole ownership of the option to acquire shares held in his name, and he disclaims beneficial ownership of any Common Stock or Convertible Instruments owned by BANA.

         (c) From February 26, 1998 through March 5, 1998 BANA sold 2,736,775 shares of Common Stock of the Issuer. Details of the transactions are set forth in Annex A hereto. Neither of the Reporting Persons and none of the other persons named in response to Item 2 hereof have purchased any shares of Common Stock of the Issuer since the filing of the Reporting Persons' previous amendment to their statement on Schedule 13D.

                                     Page 4



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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 11, 1998

                                           BRITISH AEROSPACE NORTH AMERICA, INC.


                                           By:    /s/ Charles E. Gaba
                                                  --------------------------
                                           Name:  Charles E. Gaba
                                           Title: Vice President

                                           BRITISH AEROSPACE Plc

                                           By:    /s/ David Parkes
                                                  --------------------------
                                           Name:  David Parkes
                                           Title: Assistant Secretary











                                     Page 5



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                                     ANNEX A

    Date of Sale               Number of Shares Sold          Price Per Share(1)

  February 26, 1998                   450,000                        $17.50

    March 2, 1998                     350,000                        $17.50

    March 5, 1998                     536,775                        $17.75

    March 5, 1998                    1,400,000                       $17.50



All of the foregoing transactions in shares of the Issuer's Common Stock were broker arranged private resales made on behalf of BANA.




--------------------
    1 All per share prices presented are net of all commissions, mark-ups or other broker compensation amounts.








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